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                                                                    EXHIBIT 12.2


                    SARA LEE CORPORATION AND SUBSIDIARIES
              COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                  AND PREFERRED STOCK DIVIDEND REQUIREMENTS
                         (In millions except ratios)



                                                                                Year Ended
                                                                     --------------------------------
                                                                        July 1,             July 2,
                                                                         1995               1994 <F1>
                                                                     -----------          -----------
Fixed charges and preferred stock dividend requirements:
   Interest expense                                                         $243                 $188
   Interest portion of rental expense                                         68                   60
                                                                     -----------          -----------
   Total fixed charges before capitalized interest
      and preferred stock dividend requirements                              311                  248
   Capitalized interest                                                       12                   21
   Preferred stock dividend requirements <F2>                                 44                   38
                                                                     -----------          -----------
      Total fixed charges and preferred stock
         dividend requirements                                              $367                 $307
                                                                     ===========          ===========

Earnings available for fixed charges and preferred
      stock dividend requirements:
   Income before income taxes                                             $1,219                 $389
   Less undistributed income in minority-owned companies                     (10)                  (8)
   Add minority interest in majority-owned subsidiaries                       36                   25
   Add amortization of capitalized interest                                   21                   19
   Add fixed charges before capitalized interest and
      preferred stock dividend requirements                                  311                  248
                                                                     -----------          -----------
      Total earnings available for fixed charges and
         preferred stock dividend requirements                            $1,577                 $673
                                                                     ===========          ===========
Ratio of earnings to fixed charges and preferred stock
   dividend requirements                                                     4.3                  2.2
                                                                     ===========          ===========


<F1>  During the fourth quarter of fiscal 1994, the corporation recorded a pretax charge of $732 million in connection with various restructuring actions.
<F2>
      Preferred stock dividends in the computation have been increased to an amount representing the pretax earnings that would have been required to cover such dividends.